UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12B-25

NOTIFICATION OF LATE FILING

For Form 10-Q

For Period Ended: December 31, 2008	SEC File Number: 0-15224
CUSIP Number: 0074223 06 5

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

Full Name of Registrant: Advance Display Technologies, Inc.

Address of Principal Executive Office (Street and Number): 7334 South Alton Way, Suite F

City, State and Zip Code: Centennial, CO 80112

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)   [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual or semiannual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in the Company’s Form 8-K filed November 13, 2008, on November 6, 2008, the Company entered into a one year Senior Secured Revolving Credit Agreement (the “Credit Agreement”) with DeGeorge Holdings Three LLC to obtain a revolving line of credit of up to $6,894,362 secured by a first priority lien on all of the Company’s assets, the principal of which is convertible into shares of the Company’s Series G Preferred Stock at $110.00 per share, or $0.11 per common share equivalent.  The Company determined that the conversion feature of the draws taken under the Credit Agreement during the Company’s second quarter required the Company to report a beneficial conversion charge using the Black-Scholes Merton model, the calculation of which charge created an unanticipated delay in the Company’s preparation of its Form 10-Q.

PART IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

(Name)                                           (Area Code)(Telephone No.)
Matthew W. Shankle                         (303)    267-0111

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If answer no, identify report(s).

  [ X ]  Yes          [ ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  [ X ]  Yes          [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of approximately ($100,000), or ($0.00) per share for the quarter, as compared to ($1,699,448), or ($.06) per share, for the same quarter a year ago.  The decrease in net loss for the fiscal quarter of 2009 from fiscal 2008 is primarily due to: (1) net other income of approximately $1,100,000 for the quarter related to the derivative conversion feature associated with the Credit Agreement; (2) a decrease in research and development costs of approximately $1,105,000 for the quarter due to the completion of the initial SkyNet™ proprietary product development in the prior year period, partially offset by (a) manufacturing costs of approximately $382,000 for the quarter compared to $0 for the prior year quarter; (b) an increase in general and administrative costs of approximately $78,000 for the quarter due to expanded operating activities; and (c) an increase in marketing costs of approximately $102,000 for the quarter for product demonstrations and market development.

Advance Display Technologies, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 18, 2009                                                                                   By: /s/  Matthew W. Shankle
           Matthew W. Shankle, President